Exhibit 21

LIST OF SUBSIDIARIES

Name of Subsidiary	State of Incorporation

AA DCAP Greenbrook Inc. (1)	New Jersey
AARD-VARK Agency, Ltd.(2)	New York
AIA-DCAP Corp.(3)	Pennsylvania
Baron Cycle, Inc.(4)	New York
Barry Scott Acquisition Corp.(4)	New York
Barry Scott Agency Inc.(4)	New York
Barry Scott Companies, Inc.(3)	Delaware
Blast Acquisition Corp.	Delaware
DCAP Management Corp.	New York
Dealers Choice Automotive Planning Inc.	New York
Drive Insurance Agency, Inc.(4)	Delaware
IAH, Inc.	Delaware
Intandem Corp.	New York
Payments Inc.	New York
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(1)	Company owns 50% of outstanding Common Stock.
(2)	A wholly-owned subsidiary of Barry Scott Acquisition Corp.
(3)	A wholly-owned subsidiary of Blast Acquisition Corp.
(4)	A wholly-owned subsidiary of Barry Scott Companies, Inc.